Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Ungava Mines Inc. - Litigation Update

     <<
     Issued and Outstanding
     94,656,310 Common Shares
     >>

     TORONTO, June 4 /CNW/ - Ungava Mines Inc. (OTCBB: UNGVF) (the "Company")
advises that Canadian Royalties Inc. "CRI" has filed a motion to homologate the Sheppard Decision of April 1, 2009 with the Superior Court of Quebec. The
Company's parent, Nearctic Nickel Mines Inc. "Nearctic" and the Company's
subsidiary, Ungava Mineral Exploration Inc. "UMEI", intend to contest that motion. They have responded by filing their own motion that the Sheppard
Decision be annulled.
     As the Sheppard Decision has not been validated through homologation, the
Ministry of National Resources did not and apparently will not act on CRI's request for the immediate transfer of a 10% interest in the Expo Ungava
Property.
     As the 10% interest which is the subject of the Sheppard Decision has not been transferred, the Company, through UMEI, owns a 30% interest in the Expo
Ungava Property and CRI a 70% interest. The parties remain in the option phase under the Agreement of January 12, 2001 and the joint venture phase has not begun. The Company expects that this will remain the case until the motions for homologation and annulment are finally adjudicated.

     Caution Concerning Forward-Looking Statements

     The information in this news release includes certain information and statements about management's view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although Ungava Mines Inc. believes that the expectations reflected in forward looking statements are reasonable, it can give no assurances that the expectations of any forward looking statements will prove to be correct. Except as may be required by applicable securities laws, Ungava Mines Inc. disclaims any intention and assumes no obligation to update or revise any forward looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward looking statements or otherwise.

     %CIK: 0001041019

     /For further information: Paul Vorvis, President, Ungava Mines Inc.,
Telephone No: (647) 345-6394/
     (UGVMF)

CO:  Ungava Mines Inc.

CNW 15:44e 04-JUN-09